Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

Announcement of the voluntary takeover bid for all the shares representing the share capital of Banco de Sabadell, S.A. made by Banco Bilbao Vizcaya Argentaria, S.A.

On September 5, 2025, the Spanish National Securities Market Commission (the “CNMV”) has authorized the voluntary takeover bid for shares of Banco Sabadell, S.A. (“Sabadell”, “Banco Sabadell” and, together with its subsidiaries, the “Sabadell Group”) launched by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) for all the shares representing the share capital of Sabadell (the “Offer”).

The Offer is launched as an exchange and includes a cash component corresponding to the compensatory adjustments for the interim dividend paid by BBVA on October 10, 2024, and the final dividend paid by BBVA on April 10, 2025. The consideration offered is one (1) newly issued ordinary share of BBVA (the “Share Consideration”) and €0.70 in cash (the “Cash Consideration”) for every five point five four eight three (5.5483) ordinary shares of Banco Sabadell (collectively, the “Exchange Ratio”).

The Offer is governed by the provisions of Ley 6/2023, de 27 de marzo, de los Mercados de Valores y de los Servicios de Inversión (the “Securities Market Law”), Real Decreto 1066/2007, de 27 de julio, sobre el régimen de las ofertas públicas de adquisición de valores (the “Royal Decree 1066/2007”) and other applicable legislation.

The Offer is considered a voluntary takeover bid for the purposes of the provisions of Article 117 of the Securities Market Law and Article 13 of Royal Decree 1066/2007.

In accordance with the provisions of Article 22 of Royal Decree 1066/2007, the essential information of the Offer contained in the explanatory prospectus (the “Prospectus”) is included below.

The Prospectus, as well as the accompanying documents, will be available on the websites of the CNMV (www.cnmv.es), Banco Sabadell (www.grupbancsabadell.com) and BBVA (accionistaseinversores.bbva.com) at least as of the day following the publication of the first of the announcements provided for in Article 22.1 of Royal Decree 1066/2007.

Likewise, in accordance with the provisions of Article 22.3 of Royal Decree 1066/2007, the Prospectus and the accompanying documents will be available to interested parties from at least the trading day following the publication of the first of the announcements provided for in Article 22.1 of Royal Decree 1066/2007, at the following addresses:

Entity	Address

Stock Exchange Governing Companies

Governing Company of the Madrid Stock Exchange	Plaza de la Lealtad, 1, 28014 Madrid

Governing Company of the Barcelona Stock Exchange	Passeig de Gràcia, 19, 08007 Barcelona

Governing Company of the Bilbao Stock Exchange	Calle José María Olabarri, 1, 48001 Bilbao

Governing Company of the Valencia Stock Exchange	Calle del Pintor Sorolla, 23, Ciutat Vella, 46002 Valencia

Spanish National Securities Market Commission (CNMV)

CNMV Madrid	Calle Edison, 4, 28006 Madrid

CNMV Barcelona	Carrer de Bolívia, 56, 08018 Barcelona

BBVA	Plaza de San Nicolás, 4, 48005 Bilbao

BBVA City, Calle Azul, 4, 28050 Madrid

Banco Sabadell	Plaça de Sant Roc, nº 20, 08201, Sabadell, Barcelona

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

1.	INFORMATION ABOUT BANCO SABADELL

Banco de Sabadell, S.A. is a listed public limited company of Spanish nationality, with registered office at Plaça de Sant Roc, nº 20, 08201, Sabadell, Barcelona, Spain, with NIF A-08000143 and LEI code SI5RG2M0WQQLZCXKRM20, and registered with the Commercial Registry of Barcelona and in the Special Register of Banks and Bankers of the Bank of Spain under number 0081.

The share capital of Banco Sabadell amounts to €627,959,716.50, represented by 5,023,677,732 ordinary registered shares (5,023,677 voting rights, at the rate of one voting right for every 1,000 shares) with a nominal unit value of €0.125, all of them of the same class and series, fully subscribed and paid up and represented by book entries kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”) and its participating entities. Banco Sabadell’s shares are admitted to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges (the “Spanish Stock Exchanges”) and are integrated into the Stock Exchange Interconnection System (“SIBE”).

There is no natural or legal person who exercises control over Banco Sabadell in accordance with Article 4 of the Securities Market Act.

For more information on Sabadell, see section I.3. of the Prospectus.

2.	INFORMATION ABOUT BBVA

Banco Bilbao Vizcaya Argentaria, S.A. is a listed public limited company of Spanish nationality, with registered office at Plaza de San Nicolás nº 4, 48005 Bilbao, Spain, with NIF A-48265169 and LEI code K8MS7FD7N5Z2WQ51AZ71. BBVA is registered with the Commercial Registry of Bizkaia and in the Special Registry of Banks and Bankers of the Bank of Spain under number 0182.

BBVA’s share capital amounts to €2,824,009,877.85, represented by 5,763,285,465 ordinary registered shares (5,763,285,465 voting rights, at the rate of one voting right per share), with a par value of €0.49 each, all belonging to the same class and series, fully subscribed and paid up and represented by book entries kept by Iberclear and its participating entities. BBVA’s shares are admitted to trading on the Spanish Stock Exchanges and are integrated into the SIBE. They are also admitted to trading on the London and Mexican Stock Exchanges. BBVA ADSs, each ADS representing one BBVA share, are traded on the New York Stock Exchange.

There is no natural or legal person who exercises control over BBVA in accordance with Article 4 of the Securities Market Law.

For more information on BBVA, see section I.4 of the Prospectus.

3.	AGREEMENTS ON THE OFFER AND BANCO SABADELL

BBVA does not have any agreement of any nature with Banco Sabadell, with shareholders of Banco Sabadell or holders of financial instruments on shares of Banco Sabadell, with its Board of Directors or with any of its members in relation to the Offer.

No advantage has been reserved for Banco Sabadell’s shareholders or the members of its Board of Directors.

For further information in relation to the agreements on the Offer and Banco Sabadell, see section I.5 of the Prospectus.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

4.	BANCO SABADELL SECURITIES OWNED BY BBVA AND TRANSACTIONS WITH BANCO SABADELL SECURITIES

For the purposes of Article 5 of Royal Decree 1066/2007, neither BBVA, nor the directors of BBVA nor any of the companies in its group, nor, to the best of BBVA’s knowledge, after having carried out the appropriate verifications, any of the directors of the companies in its group currently have any stake in Banco Sabadell, or securities that may grant subscription rights or acquisition rights of Banco Sabadell shares, whose voting rights must be attributed to BBVA in accordance with said article.

As of 1 September 2025, BBVA holds 4,464 Banco Sabadell shares that correspond entirely to the trading of securities in Banco Sabadell shares to cover BBVA customer positions related to derivatives transactions, but whose voting rights should not be attributed to BBVA for the purposes of Article 5 of Royal Decree 1066/2007.

In the 12 months prior to the date of the prior announcement of the Offer and after the prior announcement of the Offer and until the date of this announcement, neither BBVA, nor its directors, nor any of its group companies, nor, to the best of BBVA’s knowledge, after having carried out the appropriate verifications, none of the directors of the companies in its group have carried out or agreed to carry out transactions with Banco Sabadell shares or with securities that give the right to subscribe or acquire shares in Banco Sabadell, whose voting rights must be attributed to BBVA in accordance with Article 5 of Royal Decree 1066/2007.

BBVA has not entered into any agreement with any person to acquire, directly or indirectly, by itself or through an intermediary, or in concert, shares of Banco Sabadell, outside of the Offer. On the other hand, BBVA does not intend to acquire Banco Sabadell shares outside the Offer.

The foregoing is without prejudice to the fact that, taking into account that BBVA is a credit institution that offers its customers a full range of banking and investment and asset management services in the ordinary course of its activity, the CNMV has communicated guidelines to BBVA that generally prohibit the acquisition and transfer of Banco Sabadell securities by the companies of the BBVA group in order to its own account, except for certain ordinary BBVA transactions with Sabadell shares in relation to the execution, settlement or hedging of transactions with customers in the ordinary course of business, which would not give rise to the consequences of Article 32 of Royal Decree 1066/2007.

Upon BBVA’s express request, the treatment granted by the CNMV is based on the fact that these BBVA transactions with Banco Sabadell shares are part of the ordinary course of its business, in accordance with its past practice and not for the purpose of accumulating Banco Sabadell shares or facilitating or influencing the Offer. These exceptions are in line with those permitted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with U.S. regulations, in particular by virtue of the exemption granted to BBVA by the SEC on May 29, 2024, which is detailed in section V.6 of the Prospectus.

For more information on transactions with Sabadell shares arising from transactions with BBVA customers in the ordinary course of business, see section I.7 of the Prospectus.

5.	SECURITIES TARGETED BY THE OFFER

The Offer is targeted at all the issued shares of Banco Sabadell representing its share capital, i.e. a total of 5,023,677,732 ordinary shares of Banco Sabadell as of the date of this announcement.

According to the publicly available information, Banco Sabadell has not issued non-voting shares or special class shares, nor pre-emptive subscription rights, convertible or exchangeable bonds or other securities or similar instruments in circulation that could entitle, directly or indirectly, to the subscription or acquisition of Banco Sabadell shares. Consequently, Banco Sabadell has no other securities, apart from the shares subject to the Offer, to which the Offer could be directed.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

6.	CONSIDERATION OFFERED

The consideration offered by BBVA to Banco Sabadell shareholders is mixed and consists of:

One (1) newly issued ordinary share of BBVA and €0.70 in cash for every five point five four eight three (5.5483) ordinary shares of Banco Sabadell

Although the cash equivalent of the Share Consideration will vary from time to time according to the price of BBVA shares, the equivalent cash price resulting from applying to the Exchange Ratio the weighted average price of BBVA shares corresponding to the quarter prior to the previous announcement dated May 9, 2024, in accordance with the provisions of Article 14.4 of Royal Decree 1066/2007, is €1.85 per share of Banco Sabadell (resulting from reducing the initial amount of €2.12 per share in accordance with the exchange ratio provided for in the previous announcement of the Offer by the amount of (i) €0.08 corresponding to the gross interim dividend per share paid by Banco Sabadell on 1 October 2024, (ii) €0.1244 corresponding to the final gross dividend per share paid by Banco Sabadell on March 28, 2025) and (iii) €0.07 corresponding to the gross interim dividend paid by Banco Sabadell on August 29, 2025.

Likewise, although the cash equivalent of the Share Consideration will vary at any time according to the price of BBVA shares, taking into account the total number of Banco Sabadell shares, applying to the Exchange Ratio the weighted average price of BBVA shares corresponding to the quarter prior to the previous announcement dated May 9, 2024, in accordance with the provisions of Article 14 of Royal Decree 1066/2007, the total amount of the Cash Consideration is €633,811,152, while the cash equivalent amount of the Share Consideration is €9,271,699,622 and, therefore, the total cash equivalent amount of the Offer consideration amounts to €9,905,510,774. If this figure is calculated with the closing price of BBVA’s shares as of September 1, 2025, the total amount of the consideration for the Offer amounts to €14,758,885,831. According to information reported as of September 1, 2025, based on the ratio of cash (€0.70 for every 5.5483 Banco Sabadell shares) to shares (1 newly issued BBVA share for every 5.5483 Banco Sabadell shares), the Offer consideration consists of approximately 4.3% cash and 95.7% shares.

The consideration initially offered by BBVA to Banco Sabadell shareholders and set out in the previous announcement of the Offer was one (1) newly issued ordinary share of BBVA for every four point eighty-three (4.83) ordinary shares of Sabadell.

In accordance with the provisions of the previous announcement of the Offer and as a result of (i) the interim dividend for 2024 results in the gross amount of €0.08 per share paid by Banco Sabadell to its shareholders on 1 October 2024; (ii) the interim dividend for 2024 results in the gross amount of €0.29 per share paid by BBVA to its shareholders on October 10, 2024; (iii) the final dividend for a gross amount of €0.1244 per share paid by Banco Sabadell to its shareholders on 28 March 2025; (iv) the final dividend in the gross amount of €0.41 per share paid by BBVA to its shareholders on April 10, 2025; and (v) the interim dividend against 2025 results for a gross amount of €0.07 per share paid by Banco Sabadell to its shareholders on August 29, 2025; the Offer became one (1) newly issued ordinary share of BBVA and €0.70 for every five point five four eight three (5.5483) ordinary shares of Banco Sabadell.

Adjustment for dividends or distributions from Banco Sabadell

If Banco Sabadell makes any other distribution of dividends, reserves or any other distribution to its shareholders prior to the settlement of the Offer, whether ordinary or extraordinary, on account or complementary, the exchange offered as consideration will be adjusted accordingly again in an amount equivalent to the gross amount per share of Banco Sabadell of the dividend or distribution, provided that the date of publication of the result of the Offer in the quotation bulletins coincides with or is after the ex-dividend date. No adjustment to the Exchange Ratio will be derived from the buy-back programs that Banco Sabadell may execute.

Adjustment for dividends or distributions from BBVA

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

If BBVA makes any other distribution of dividends, reserves or any other distribution to its shareholders prior to the settlement of the Offer, the Offer will be adjusted upwards by increasing the Cash Consideration by an amount equal to the aforementioned dividend or distribution per BBVA share, provided that the date of publication of the result of the Offer in the listing notes coincides with or is later than the ex-dividend date. No adjustment to the Exchange Ratio will be derived from any buyback program that BBVA may execute.

The Offer is voluntary and is made in accordance with the provisions of Article 13.5 of Royal Decree 1066/2007 and, therefore, the consideration is not subject to the fair price rules established in Article 9 of Royal Decree 1066/2007. Consequently, BBVA has not taken into account the criteria and valuation methods of the rules on fair pricing for mandatory takeover bids.

The Offer will be settled by the delivery of newly issued BBVA shares and the corresponding payment in cash, in accordance with the Exchange Ratio. In view of the nature of the exchange offered in newly issued BBVA shares, those shareholders of Banco Sabadell who participate in the Offer with a number of Banco Sabadell shares that do not entitle them to receive at least one full share of BBVA or are entitled to receive a full number of BBVA shares but have a number of Banco Sabadell shares that is not sufficient to have a total number of BBVA shares The right to receive an additional share of BBVA will be entitled to receive an equivalent cash consideration in relation to the fraction of BBVA’s shares corresponding to the aforementioned surplus shares of Banco Sabadell (“picos”). Sections III.1.2.3 and III.1.2.6 of the Prospectus explain the regime and functioning of the picos.

The consideration shall be paid in accordance with the provisions of Chapter III of the Prospectus.

The shares that BBVA will deliver in exchange to Banco Sabadell shareholders who accept the Offer will be ordinary shares issued by BBVA, with a nominal value of €0.49 per unit, of the same class and series, and with the same rights, as those currently outstanding, and will be denominated and traded in euros. BBVA will apply for admission to trading on the Spanish Stock Exchanges, through SIBE, as well as on the other stock exchanges on which BBVA shares are listed.

For more information on the shares offered in consideration for the shares representing the share capital of Banco Sabadell, see section II.2.4 of the Prospectus.

BBVA will not issue any prospectus, for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council, in relation to the ordinary shares that it must issue to meet the consideration offered or for admission to trading on the Spanish Stock Exchanges, through the SIBE, given that BBVA has chosen to avail itself of the exemptions for exchange offers established in sections 4.f) and 5.e) of the Regulation 2017/1129 of the European Parliament and of the Council, of 14 June 2017. To this end, BBVA will publish separately on its website (www.bbva.com) an exemption document, in accordance with the requirements of Delegated Regulation 2021/2018, of December 16, 2020.

For more information on additional information equivalent to that in the prospectus, see section V.3 of the prospectus.

7.	CONDITIONS TO WHICH THE OFFER IS SUBJECT

7.1	Description of the conditions to which the Offer is subject

(i)	Minimum acceptance condition (Article 13.2.b) of Royal Decree 1066/2077)

Pursuant to Article 13.2.b) of Royal Decree 1066/2007, BBVA has made the effectiveness of the Offer subject to the fulfilment of the condition that it be accepted by a number of shares that allow BBVA to acquire at least more than half of the voting rights of the shares of Banco Sabadell at the end of the acceptance period of the Offer, excluding any treasury stock held by Banco Sabadell as of that time, if applicable (the “Minimum Acceptance Condition”).

Compliance with the Minimum Acceptance Condition, in the terms described, will make the exception

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

to the obligation to launch a mandatory takeover bid for the acquisition of shares in accordance with Article 8.f) of Royal Decree 1066/2007 applicable, insofar as the Offer would have been accepted by shares representing, at least, 50% of the voting rights to which the Offer has been targeted (for which purposes the voting rights corresponding to the shares of Banco Sabadell that, at the end of the acceptance period of the Offer, are held by Banco Sabadell as treasury stock must be excluded).

(ii)	Conditions that have been fulfilled

The Offer was launched, in accordance with the provisions of Article 13.2.d) of Royal Decree 1066/2007, also subject to the following conditions, which have already been fulfilled:

(i)

The approval by BBVA’s General Shareholders’ Meeting of the share capital increase through the issuance of new ordinary shares with non-monetary contributions in an amount sufficient to fully cover the Share Consideration.

This condition has already been fulfilled as of the date of this announcement, given that the aforementioned increase was approved by BBVA’s Extraordinary General Shareholders’ Meeting held on 5 July 2024.

(ii)

The authorization, express or tacit, of the indirect acquisition of control of Banco Sabadell’s banking subsidiary in the United Kingdom, TSB Bank plc, by the Prudential Regulation Authority (PRA) of the United Kingdom.

This condition has already been met as of the date of this announcement, given that the Prudential Regulation Authority (PRA) issued its express authorization on September 2, 2024. The PRA notified BBVA the corresponding resolutions dated December 2, 2024, February 28, 2025, May 28, 2025, and August 19, 2025, agreeing to extend the aforementioned authorization until March 2, 2025, June 2, 2025, September 2, 2025, and March 2, 2026, respectively.

(iii)	The authorization, express or tacit, of the economic concentration resulting from the Offer by the Spanish authorities, in accordance with the provisions of Article 26.1 of Royal Decree 1066/2007.

The Spanish National Commission for Markets and Competition (the “CNMC”) authorized, in the second phase, the economic concentration derived from the Offer on April 30, 2025, subject to the fulfillment of commitments offered by BBVA and detailed in section V.1 of the Prospectus. The resolution adopted by the CNMC was communicated to the head of the Ministry of Economy, Trade and Business at the same time as its notification to the interested parties, who, on 27 May 2025, decided to submit it to the Council of Ministers for reasons of general interest. On June 24, 2025, the Council of Ministers agreed to authorize the economic concentration resulting from the Offer with an additional condition (which is reproduced verbatim in section IV.1.1 of the Prospectus) and to confirm the commitments presented by BBVA that were included in the aforementioned CNMC resolution of April 30, 2025.

The aforementioned agreement of the Council of Ministers put an end to the procedure for the control of economic concentrations in Spain, with BBVA having the power to withdraw from the Offer by virtue of the provisions of Article 26.1.c) of Royal Decree 1066/2007 as a result of the fact that the authorization is subject to a condition. BBVA communicated by means of an inside information notice dated June 30, 2025 (with registration number 2801) its decision not to withdraw from the Offer for this reason.

However, BBVA considers that the condition imposed by the Council of Ministers is not in accordance with the law and, by virtue of this, has proceeded to file the corresponding contentious-administrative before the Spanish Supreme Court under the provisions of Articles 25 and 45 of Ley 29/1998, de 13 de julio, reguladora de la Jurisdicción Contencioso-administrativa.

7.2	Restrictions on waiver of conditions in the event that they are not fulfilled

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

In accordance with the provisions of Article 33.3 of Royal Decree 1066/2007, BBVA may waive the Minimum Acceptance Condition until no later than the trading day following the day on which the CNMV anticipates the number of declarations of acceptance of the Offer submitted and not revoked. In this regard, BBVA has a waiver granted by the SEC on September 2, 2025, as detailed in chapter V.6 of the Prospectus, to be able to waive the Minimum Acceptance Condition in accordance with the provisions of Article 33.3 of Royal Decree 1066/2007 (since American regulations provide for different deadlines for such waiver), for which BBVA has committed that it could only waive the Minimum Acceptance Condition if it acquires, in the Offer, at least 30% of the voting rights of the shares of Banco Sabadell at the end of the acceptance period of the Offer (excluding any treasury stock held by Banco Sabadell as of that time, if applicable).

Apart from the above, BBVA is not subject to any additional limitation or restriction, its own or imposed by third parties, in order to waive the Minimum Acceptance Condition.

7.3	BBVA’s forecasts regarding the possible waiver of the condition and impact of such waiver on the Offer

BBVA does not intend to waive the Minimum Acceptance Condition in accordance with Article 33.3 of Royal Decree 1066/2007, although it may decide to do so in view of the circumstances prevailing at that time. BBVA, in accordance with the provisions of the aforementioned exemption from the SEC under U.S. regulations, as detailed in chapter V.6 of the Prospectus, could only make use of this possibility of waiver if it acquires at least 30% of the voting rights of the shares of Banco Sabadell at the end of the acceptance period of the Offer, excluding any treasury stock held by Banco Sabadell as of that time, if applicable.

The waiver of the Minimum Acceptance Condition in accordance with Article 33.3 of Royal Decree 1066/2007 or, where appropriate, its reduction or elimination in accordance with Article 31 of Royal Decree 1066/2007, and the acquisition by BBVA of a number of Banco Sabadell shares of less than 50% of the voting rights to which the Offer is addressed, would mean that, if BBVA achieves, as a result of the Offer, a stake equal to or greater than 30% of Banco Sabadell’s voting rights, it will then be obliged to launch a mandatory takeover bid for the acquisition of shares in cash (or, at least, with an alternative in cash) at an equitable price in accordance with the provisions of Article 9.2.e) of Royal Decree 1066/2007 and without conditions, aimed at the entire share capital of Banco Sabadell. The financing needs of this mandatory takeover bid could vary significantly depending on the number of Banco Sabadell shares that accept the Offer and those that accept the mandatory takeover bid. BBVA would finance a possible subsequent mandatory takeover bid with its available resources.

As BBVA may waive the Minimum Acceptance Condition at the time when Banco Sabadell’s U.S. shareholders no longer have the right of withdrawal under U.S. regulations (a right that U.S. shareholders would have if the SEC had not granted the waiver), such shareholders are advised that they should consider not participating in the Offer if their decision could be affected by such eventual waiver.

In accordance with Article 39 of Royal Decree 1066/2007, in the event that the Offer is void due to non-compliance with the Minimum Acceptance Condition, BBVA, the companies belonging to its group, the members of its board of directors and its management team may not promote another public offer for the acquisition of Banco Sabadell shares until six months have elapsed from the date on which the Offer becomes null and void. Offer, nor may they acquire securities or incur in any of the cases determined by the obligation to submit a public offer provided for in Royal Decree 1066/2007.

8.	GUARANTEES AND FINANCING OF THE OFFER

8.1	Offer Guarantees

Taking into consideration that BBVA’s Offer to Banco Sabadell shareholders consists of the exchange of one (1) newly issued ordinary share of BBVA and €0.70 in cash for every five point five four eight three (5.5483) ordinary shares of Banco Sabadell, BBVA has provided, in accordance with the

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

provisions of Article 15.2 of Royal Decree 1006/2007:

(i)

Documentation evidencing the constitution of an unavailable cash deposit for an amount of €2,300,000, in order to guarantee the payment in cash of the picos resulting from the Share Consideration as a result of the acceptance of the Offer that would correspond to the Share Consideration. Without prejudice to the amount deposited for these purposes, BBVA has estimated that the maximum amount to be paid in cash under the picos regime amounts to the amount of €2,012,089, according to the assumptions described in section III.1.2.3 of the Prospectus; and

(ii)

Documentation evidencing the constitution of two unavailable cash deposits, dated November 4, 2024, and April 9, 2025, for an aggregate amount of €701,462,226, in order to guarantee the payment of the amount of the Cash Consideration as a result of the acceptance of the Offer and the settlement of the forced sale provided for in section III.2 of the Prospectus.

Cash deposits are considered to be financial guarantees for the purposes of Real Decreto-ley 5/2005, de 11 de marzo, de reformas urgentes para el impulso a la productividad y para la mejora de la contratación pública. The amount of both unavailable deposits guarantees in full the cash payment of the Offer consideration for the picos and for the Cash Consideration.

In addition, in accordance with the provisions of Article 15.4 of Royal Decree 1066/2007, BBVA’s directors have acted and will continue to act in a manner that is not contradictory to the decision to launch the Offer.

On July 5, 2024, BBVA’s Extraordinary General Meeting of Shareholders was held at second call, which approved the issuance of the shares. Finally, once the result of the Offer is published, if it has a positive result and following the issuance by Iberclear of the certificate evidencing the number of Banco Sabadell shares that have accepted the Offer, the Board of Directors of BBVA (which has sub-delegation powers) will approve the issuance of the exact number of BBVA shares necessary to meet the Share Consideration of the Offer.

For more information on the guarantees of the Offer, see section II.5 of the Prospectus.

BBVA does not require other authorizations or administrative verifications for the issuance of the new shares offered in consideration for the Offer, nor does it require the obtaining of any third-party report or any other corporate resolution in addition to that indicated in the previous paragraph.

8.2	Sources of financing of the Offer

Given that the Offer includes a Share Consideration and a Cash Consideration, the part that entails the issuance of new issues of BBVA will be met through the issuance of such new shares authorized by the General Shareholders’ Meeting of BBVA held on July 5, 2024, and whose delegation of powers to the Board of Directors of BBVA to execute all or part of the aforementioned issuance has been renewed, as described in section 8.1 above.

For the Cash Consideration and for the payment of the picos, BBVA has not resorted to external financing and has at its disposal the necessary funds to pay the maximum amount to which the Cash Consideration and the picos would amount, for which purpose it has constituted the unavailable cash deposits described in section 8.1 above.

9.	BBVA’S PLANS AND INTENTIONS IN RELATION TO THE OFFER AND BANCO SABADELL

All the information included on Banco Sabadell in this section has been obtained from public sources. BBVA has not had access to non-public information from Banco Sabadell.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

9.1	Purpose of the acquisition

9.1.1.	Purpose pursued

The purpose of the Offer is to take control of Banco Sabadell by BBVA for the purpose of its integration into the BBVA Group. Subsequently, as soon as possible, BBVA intends to promote a merger between the two entities. The time frame in which BBVA may promote such merger has been limited by the condition imposed by the Council of Ministers in its agreement dated June 24, 2025 (which, however, does not prevent BBVA from taking control of Banco Sabadell through the Offer) (the “Condition of the Council of Ministers”).

The Condition of the Council of Ministers means that, while it is in force, BBVA and Banco Sabadell must maintain separate legal personalities and assets and each entity must preserve autonomy in the management of its activity aimed at the protection of certain criteria of general interest. The Condition of the Council of Ministers literally provides that: “Such autonomy must be materialized, at least, in the maintenance of autonomous management and decision-making in relation to decisions that affect the policy of: (i) financing and credit, in particular to SMEs; (ii) human resources; (iii) network of branches and banking services; and (iv) social work through their respective foundations.” The initial term of the Condition of the Council of Ministers is three years from its approval, which may be extended, at most, for two additional years. For more information on the Condition of the Council of Ministers, see section IV.1.1 of the Prospectus.

BBVA considers that the Condition of the Council of Ministers is not in accordance with the law and, by virtue of this, has proceeded to file the corresponding contentious-administrative appeal before the Spanish Supreme Court under the provisions of Articles 25 and 45 of Ley 29/1998, de 13 de julio, reguladora de la Jurisdicción Contencioso-administrativa.

Once the Condition of the Council of Ministers ceases to be in force, which will occur three years after its approval (a period that may be extended, at most, for two additional years), or sooner, as the case may be, because it has been annulled by the Supreme Court, BBVA intends to promote the merger by absorption of Banco Sabadell. It is estimated that this merger will be completed within six to eight months after the adoption of the corresponding decision by the competent corporate bodies of the companies. In accordance with the regulations currently in force, this merger would be subject to obtaining the authorization of the head of the Ministry of Economy, Trade and Business in accordance with the provisions of the twelfth additional provision of Ley 10/2014, de 26 de junio, de ordenación, supervisión y solvencia de entidades de crédito.

9.1.2.	Strategic justification of the Offer

BBVA believes that the takeover of Banco Sabadell and its integration into the BBVA Group creates value for the shareholders of both entities, despite the fact that the Condition of the Council of Ministers will delay the materialization of the estimated synergies for the merger detailed in section IV.1.4 of the Prospectus.

The strategic justification for the Offer is detailed in section IV.1.2 of the Prospectus.

9.1.3.	Impact of the transaction on the CET1 ratio

The estimation of the impact of the transaction on BBVA Group’s CET1 ratio at the consolidated level in two scenarios: (i) acceptance of the Offer by 100% of Banco Sabadell’s shares; and (ii) acceptance of the Offer by 50.01% of the shares of Banco Sabadell, is described in section IV.1.3 of the Prospectus.

In addition, a third scenario is presented in the event that, in accordance with what is stated in the section 7.3 of this announcement, BBVA waived the Minimum Acceptance Condition in accordance with Article 33.3 of Royal Decree 1066/2007 and acquired a 30% stake in Banco Sabadell as a result of the Offer.

9.1.4.	Estimation of synergies arising from the transaction

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

The Condition of the Council of Ministers means that, while it is in force, BBVA and Banco Sabadell must maintain separate legal personality and assets and autonomous management and decision-making.

The aforementioned Condition of the Council of Ministers does not prevent BBVA from taking control of Banco Sabadell and its integration into the BBVA Group, nor does it prevent both entities from sharing best practices and operational efficiencies that maximize their value, all within the framework established by said condition. In this regard, BBVA has estimated those synergies that could materialize during the first three years as a result of the takeover of Banco Sabadell and those that could materialize once the Condition of the Council of Ministers ceases to be in force and the merger between the two entities can be carried out (after the third year since its approval or, eventually, the fifth or, as the case may be, if it is annulled by the Supreme Court, whichever occurs first).

For more information on the estimated synergies arising from the transaction, see section IV.1.4 of the Prospectus.

9.1.5.	Potential uncertainties associated with the above manifestations

What has been stated in the previous points of this section 9.1 is subject to the potential uncertainties described in section IV.1.5 of the Prospectus.

9.1.6.	Shareholder position as a result of the Offer

As a result of the Offer, assuming 100% acceptance with the current Exchange Ratio, Banco Sabadell shareholders would reach approximately 13.6% ownership interest in BBVA’s share capital and voting rights and current BBVA shareholders will own approximately 86.4% of the shares.

9.2	Strategic plans and intentions with regards to the future activities and location of the centers of activity of Banco Sabadell and its group

After the takeover of Banco Sabadell, the continuity of its activities will be maintained as long as the Condition of the Council of Ministers remains in force.

BBVA’s strategic plans in this regard are described in section IV.2 of the Prospectus.

9.3	Strategic plans and intentions towards maintaining jobs at Banco Sabadell and its group

As long as the Condition of the Council of Ministers remains in force, each entity must maintain autonomous management and decision-making. This is why BBVA has no specific plans or intentions in relation to maintaining jobs of Banco Sabadell’s staff and executives, or with respect to their working conditions, for the next 12 months.

Once the Condition of the Council of Ministers ceases to be in force, BBVA intends to implement an integration process that, in terms of personnel decisions, will seek to preserve the best talent and culture of both entities. BBVA considers both its staff and Banco Sabadell’s staff to be one of its main assets, with talent management being a fundamental priority to maintain the competitive advantages of the combined entity.

For more information on the strategic plans and intentions regarding the maintenance of the jobs at Banco Sabadell and its group, see section IV.3 of the Prospectus.

9.4	Plans relating to the use or disposal of Banco Sabadell’s assets and expected changes in its net financial indebtedness

9.4.1.	Plans relating to the use or disposal of Banco Sabadell’s assets

BBVA does not have any specific plan or forecast in relation to the use or disposal of Banco Sabadell’s

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

assets, which will be analyzed in any case after the settlement of the Offer and in any case respecting current legislation and the provisions of the Condition of the Council of Ministers.

9.4.2.	Expected changes in Banco Sabadell’s net indebtedness

BBVA intends to promote the renewal of Banco Sabadell’s wholesale financing, in accordance with its maturity schedule, under better conditions than the current ones due to the difference between the new issuance spreads of the different instruments and maturities of BBVA’s wholesale financing and the conditions of Banco Sabadell’s issuances. Apart from the above, after the settlement of the Offer, BBVA will carry out a review and detailed analysis of Banco Sabadell’s financial structure in order to, where appropriate, promote the implementation of additional optimization measures once integrated into the BBVA Group that contribute to the maximization of Banco Sabadell’s value. Apart from the above, BBVA does not have any plans with respect to Banco Sabadell’s net financial indebtedness.

9.5	Plans relating to the issuance of securities by Banco Sabadell

Apart from the transactions inherent in the ordinary management of regulatory capital and liquidity of a banking entity and its regulated subsidiaries in the ordinary course of its activity, BBVA does not intend to promote the issuance of new securities by Banco Sabadell and its group.

9.6	Planned corporate restructurings

9.6.1.	Review of the corporate structure of the Banco Sabadell group

Following the settlement of the Offer, BBVA plans to carry out a detailed review and analysis of Sabadell Group’s corporate structure to identify possible measures to simplify and optimize this structure, respecting in any case the commitments agreed with the CNMC and the Condition of the Council of Ministers.

9.6.2.	Merger of BBVA and Banco Sabadell

As indicated in section 9.1.1 above, once the Condition of the Council of Ministers ceases to be in force, BBVA intends to promote a merger by absorption of Banco Sabadell by BBVA, for which purpose it will take into account the circumstances existing at that time. The exchange ratio will be determined at the time of approval of the common merger project in accordance with the legally established criteria and must be validated by an independent expert appointed for this purpose by the Commercial Registry, in compliance with the applicable legal provisions.

9.7	Shareholder remuneration policy

9.7.1.	Banco Sabadell’s shareholder remuneration policy

(i)	Remuneration Policy

Banco Sabadell has been paying cash dividends and, in addition, has implemented share buyback programs during 2023 and 2024. Previously, on May 6, 2024, Banco Sabadell announced its commitment to distribute to its shareholders, on a recurring basis, any excess capital above 13% of the CET1 ratio considering Basel IV. On June 23, 2024, Banco Sabadell made public its decision to set the 2024 payout ratio at 60% of its net attributable profit.

Banco Sabadell has a new shareholder remuneration policy approved by its General Shareholders’ Meeting on March 20, 2025, that includes a pay-out ratio of between 40% and 60% of attributable profit, which may be payable through dividends or other forms of shareholder remuneration (such as buyback programs).

For more details on Banco Sabadell’s remuneration policy, see section IV.7.1 of the Prospectus.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

BBVA will review Banco Sabadell’s shareholder remuneration policy after the settlement of the Offer and will consider promoting the corresponding changes, taking into account multiple factors that must be analyzed at the time of such review and, where appropriate, decision (such as, the position in the capital of Banco Sabadell, its prospects for growth in activity, forecasts for profitability and profits, etc.). This is why BBVA has no plans or intentions regarding the future shareholder remuneration policy, which will be determined after the completion of this review. In this regard, the pay-out ratio of Banco Sabadell’s shareholder remuneration policy after the settlement of the Offer may be lower, equal to or higher than that currently established and indicated in this section.

(ii)	Sabadell’s Extraordinary Dividend

As indicated above, the Extraordinary General Meeting of Shareholders of Banco Sabadell held on August 6, 2025, at 1:00 p.m. approved the distribution of Sabadell’s Extraordinary Dividend at a rate of €0.50 (gross) for each Banco Sabadell share entitled to receive it, charged to freely available voluntary reserves and subject to the execution of the TSB Sale Transaction. with the expectation that the payment will be made on the last business day of the month following the collection of the price of the TSB Sale Transaction (not exceeding a period of 12 months from the date of approval of the resolution by the Extraordinary General Meeting of Shareholders).

In any event, even if it has been approved by the Extraordinary General Meeting of Shareholders of Banco Sabadell, there is no certainty that Sabadell’s Extraordinary Dividend will actually be distributed, since it is subject to the consummation of the TSB Sale Transaction and, as explained in section IV.4.1 of the Prospectus, there is no certainty that it will be completed. BBVA does not intend to take any action to oppose the resolution of the Extraordinary General Meeting of Shareholders of Banco Sabadell to approve the Extraordinary Dividend of Sabadell.

9.7.2.	BBVA’s shareholder remuneration policy

The shareholder remuneration policy approved by BBVA’s Board of Directors consists of the annual distribution of between 40% and 50% of consolidated ordinary profit for each year. This policy is normally implemented through the distribution of an interim amount of the dividend for the year (which is expected to be paid in October of each year) and a final dividend (which would be paid once the year has ended and the application of the result has been approved by the General Shareholders’ Meeting, foreseeably in April of each year), cash distributions may be combined with share buy-back programs, all subject to the authorizations and approvals that are applicable at any given time. BBVA also maintains its commitment to the market to distribute to its shareholders in the medium term, all excess capital generated over the 12% CET1 ratio1 (corresponding to the upper part of the target capital range in the group). BBVA plans to maintain BBVA’s shareholder remuneration policy after the settlement of the Offer.

9.8	Plans concerning the structure, composition and functioning of Banco Sabadell’s management bodies

BBVA intends to reflect the controlling stake it achieves after the settlement of the Offer in the composition of the management, administration and control bodies of Banco Sabadell, through the appointment of a number of directors that corresponds to that controlling stake (which will imply the appointment of more than half of the members of the Board of Directors of Banco Sabadell, although there is no decision on the matter). BBVA also intends to reflect the controlling participation in the composition of the Committees of the Board of Directors of Banco Sabadell to the extent legally possible. In this regard, the Condition of the Council of Ministers recognizes BBVA’s right to appoint directors to the Board of Directors of Banco Sabadell.

1 Basel IV Proforma, subject to regulatory approvals.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

9.9	Plans regarding the maintenance or amendment of Banco Sabadell’s Bylaws

BBVA has no specific plans or intentions regarding the amendment of Banco Sabadell’s Bylaws within the next 12 months.

9.10	Intentions regarding the maintenance of the listing of Banco Sabadell’s securities

The Offer is not an exclusion offer.

Notwithstanding the foregoing, in the event that the requirements set forth in Articles 116 of the Securities Market Act and 47 of Royal Decree 1066/2007 are met, BBVA will exercise the right to demand the forced sale of the remaining shares of Banco Sabadell (squeeze-out) with the same consideration as the Offer in the same amounts and amounts of cash and newly issued BBVA shares (adjusted, where appropriate, as indicated above in the event of distribution of dividends or other distributions to Banco Sabadell shareholders or BBVA shareholders, as the case may be).

The execution of the transaction resulting from the exercise of the aforementioned right of forced sale will lead to the delisting of Banco Sabadell’s shares from the Spanish Stock Exchanges. Such delisting will be effective from the date of settlement of the forced sale transaction.

9.11	Intention to apply or not to apply the right of forced sale

In the event that the requirements set forth in Articles 116 of the Securities Market Law and 47 of Royal Decree 1066/2007 are met, BBVA will exercise its right of forced sale, which will entail the exclusion of Banco Sabadell’s shares from trading on the Spanish Stock Exchanges by virtue of the provisions of Article 48.10 of Royal Decree 1066/2007.

9.12	Intentions relating to the transfer of Banco Sabadell’s securities

BBVA does not intend to transfer Banco Sabadell shares and there is no agreement or negotiations with third parties in this regard.

9.13	Information contained in this section regarding BBVA and its group

The Offer consideration consists of newly issued BBVA shares to be delivered in accordance with the Exchange Ratio offered and includes a cash component corresponding to the compensatory adjustment for the interim dividends paid by BBVA on October 10, 2024, and April 10, 2025. In the event that the Offer is accepted by 100% of Banco Sabadell’s share capital, a maximum nominal amount of €443,667,806 will be required to increase BBVA’s share capital through the issuance and circulation of up to 905,444,502 ordinary shares with a par value of €0.49 each, to fully meet the consideration in shares offered in the Offer. To this end, BBVA’s Extraordinary General Shareholders’ Meeting held on July 5, 2024, approved the corresponding capital increase and, subsequently, BBVA’s Ordinary General Shareholders’ Meeting approved the renewal of the delegation of powers in relation to the execution of said capital increase, under the same terms, for an additional period of one year from the adoption of the renewal agreement. As a result of the Offer, BBVA’s current shareholders will reduce their stake to a maximum of approximately 86.4% of BBVA, while Banco Sabadell shareholders would receive approximately the remaining 13.6%, assuming 100% acceptance2.

For its part, the payment in cash corresponding to the Cash Consideration and the picos regime will be

2 For the calculation of the maximum number of shares to be issued by BBVA to meet the consideration for the Offer, the 264,551,530 shares of Banco Sabadell acquired within the framework of its share buyback program authorized by the General Meeting of Shareholders of Banco Sabadell held on March 20, 2025 and pending effective redemption have been excluded. The impact of the share buyback program for an amount of €993m announced by BBVA and pending execution is not taken into account, as BBVA will not execute said program until after the completion of the Offer.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

met with BBVA’s available cash, without BBVA having resorted to external financing.

The impact of the Offer and the capital increase on BBVA’s financial statements, at a consolidated level, is detailed in section IV.14 of the Prospectus.

In accordance with the provisions of section IV.1.4 (ii) and section IV.3 of the Prospectus, once the Condition of the Council of Ministers ceases to be in force, the combination could have an impact on BBVA’s jobs derived from the staff synergies as a result of the merger of both entities. In addition, at that time, the closure of branches and the expected efficiencies in central services mentioned in point (ii) of section IV.1.4 and in section IV.4 of the Prospectus for the time when the Condition of the Council of Ministers ceases to be in force, could also affect BBVA.

Apart from the foregoing, BBVA does not expect that the takeover of Banco Sabadell resulting from the Offer and the necessary capital increase, as well as the planned merger with Banco Sabadell once the Condition of the Council of Ministers ceases to be in force, will significantly affect BBVA and its group in relation to: (i) the future activities and location of the business centers, which will not be significantly modified (beyond the consequent increase in scale and rationalization of the combined entity’s branch network when the merger of the two entities referred to in section IV.1.4 (ii) and section IV.4 of the Prospectus can be carried out); (ii) the use or disposal of assets of BBVA and its group; (iii) BBVA’s level of indebtedness; (iv) the shareholder remuneration policy (as indicated in section IV.7 of the Prospectus); and (v) the structure, composition and functioning of its administrative, management and control bodies.

The foregoing statements and intentions may not be applicable in the event that BBVA waives the Minimum Acceptance Condition in accordance with Article 33.3 of Royal Decree 1066/2007 and acquires a stake of between 30% and 50% of Banco Sabadell’s voting rights as a result of the Offer, to the extent that the planned merger may not take place.

9.14	Impact of the Offering and its financing on BBVA’s main financial figures

The impact of the Offer on BBVA’s financial statements is described in the proforma financial information included in section IV.14 of the Prospectus with the scope limitations described therein, together with the special review report on the proforma financial information of BBVA and Banco Sabadell, issued by BBVA’s auditor, which is attached as an annex to the Prospectus.

Chapter IV of the Prospectus includes additional information on BBVA’s strategic plans and intentions with respect to the Sabadell Group.

10.	PROCEDURE FOR ACCEPTANCE AND SETTLEMENT OF THE OFFER

10.1	Acceptance period of the Offer

The acceptance period of the Offer will be 30 calendar days from the trading day following the date of publication of the first of the announcements referred to in Article 22 of Royal Decree 1066/2007. If the last day of the period is not a business day for stock market purposes, the acceptance period will be extended for such purposes until the following first trading day. The acceptance period will end in any case at 23:59:59 hours on the last day of the aforementioned period.

BBVA may extend the acceptance period of the Offer one or more times in accordance with the provisions of Article 23 of Royal Decree 1066/2007, provided that the maximum limit of 70 calendar days is not exceeded and that the extension is previously notified to the CNMV. The extension of the acceptance period, if any, must be announced in the same media in which the announcement of the Offer was published, at least three calendar days before the end date of the initial period or the applicable extension, indicating the circumstances that motivate it.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

10.2	Formalities that the recipients of the Offer must comply with in order to express their acceptance, as well as the form and term in which they will receive the consideration

For the delivery of the Share Consideration and the payment of the Cash Consideration and the picos, the intervention of an entity participating in Iberclear will be necessary.

As BBVA is a credit institution legally authorized to perform the functions of an agent and is a member of the Spanish Stock Exchanges and an entity participating in Iberclear, BBVA will be responsible for intervening and settling the acquisitions derived from the Offer, performing the functions of an agent entity.

10.2.1	Offer acceptance statements

The declarations of acceptance of the Offer by the shareholders of Banco Sabadell will be made in accordance with the procedure set out in this Prospectus and with the operating instruction that will be published by the Governing Companies of the Stock Exchanges (the “Operating Instruction”).

Such declarations of acceptance of the Offer by Banco Sabadell shareholders will be accepted from the first day of the acceptance period until the last day, both inclusive. Declarations of acceptance of the Offer sent by its recipients after the last day of the acceptance period will not be valid and will therefore not be taken into account in the result of the Offer. Likewise, declarations of acceptance of the Offer relating to shares of Banco Sabadell whose trading dates are after the last day of the acceptance period of the Offer shall be invalid.

Declarations of acceptance of the Offer shall be revocable at any time before the last day of said period and shall be invalid if subject to conditions, in accordance with the provisions of Article 34 of Royal Decree 1066/2007.

It is hereby stated that Banco Sabadell will not be able to accept the Offer with the 264,551,530 shares acquired within the framework of its share buyback program authorized by the General Shareholders’ Meeting of Banco Sabadell held on March 20, 2025, and pending to be effectively redeemed.

10.2.2	Offer acceptance procedure

For the submission of declarations of acceptance, Banco Sabadell shareholders who wish to accept the Offer may:

(i)

submit in writing their declaration of acceptance to the entity participating in Iberclear where they have deposited their Banco Sabadell shares, either in person, by electronic means or by any other means accepted by said depositary entities; or

(ii)

submit their declaration of acceptance to BBVA, as an agent entity, in person at any BBVA branch or by electronic means, provided that they have their Banco Sabadell shares directly deposited in an entity participating in Iberclear (i.e., shareholders who hold their Banco Sabadell shares in foreign entities that are not entities participating in Iberclear are excluded from this modality).

The agent entity, as a member of the market, shall collect such statements and shall submit information thereon daily to the Governing Bodies of the Stock Exchanges. Once the information has been received, the Governing Companies of the Stock Exchanges will transmit it, on a daily basis and also at the end of the acceptance period of the Offer, to each entity participating in Iberclear as depositary of shares on which the acceptors have issued declarations of acceptance, for the purposes of the blocking provided for in section 10.2.5 and the subsequent settlement of the Offer in accordance with the declarations made.

In any case, BBVA, as the agent in this process, will be responsible for the correct management of the declarations of acceptance that it receives in this capacity and for the reconciliation of the information in the declarations of acceptance in accordance with the Operating Instruction,

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

resolving any incidents that may occur with the shareholders who have submitted the corresponding declarations.

In this process, the participating entities will comply with the provisions of the corresponding Operating Instruction of the Governing Companies of the Stock Exchanges and the communications relating to the Offer issued through Iberclear (in particular, processing, approving and confirming the data corresponding to the declarations of acceptance with respect to the deadlines, files and ways of acting set out in said Operational Instruction and communications).

The recipients of the Offer may accept it for all or part of the Banco Sabadell shares they hold, from the first day of the acceptance period until the last day of said period, both inclusive. Any declaration of acceptance must include at least one share of Banco Sabadell.

The shares of Banco Sabadell in respect of which the Offer is accepted shall include all the economic and political rights, whatever their nature, that are inherent therein. Such Banco Sabadell shares must be transferred in favor of BBVA (i) with all the economic and political rights that correspond to them, (ii) free of charges, encumbrances and rights in favor of third parties that limit their economic and political rights or their free transferability, and (iii) by a person entitled to transfer them according to the entries in the corresponding accounting register, so that BBVA acquires unclaimable ownership of the shares in accordance with the provisions of Article 11 of the Securities Market Law.

In accordance with the provisions of Article 34.2 of Royal Decree 1066/2007, during the acceptance period of the Offer, depositary institutions that receive the declarations of acceptance of the Offer from their recipients, either directly or through the Governing Companies of the Spanish Stock Exchanges, as they have been listed by BBVA as a member of the market and in its capacity as an agent entity, will send all these declarations of acceptance submitted and not revoked daily to BBVA and the Governing Companies of the Spanish Stock Exchanges.

Depositary institutions, including BBVA as a member of the market and a participating entity of Iberclear acting in its capacity as an agent entity, which have communicated joint declarations of acceptance from recipients of the Offer that subsequently revoke their acceptances, must file new joint declarations that modify and replace the previous ones.

Declarations of acceptance of the Offer sent by its recipients after the last day of the acceptance period will not be valid and will therefore be rejected and will not be taken into account as acceptances or therefore in the result of the Offer.

The communications of the declarations of acceptance must be made by the entities participating in Iberclear to BBVA, whose details for the purposes of communicating said declarations of acceptance are as follows:

Entity: Banco Bilbao Vizcaya Argentaria, S.A. (BIC: BBVAESMM)

Address: Plaza San Nicolás, número 4, 48005 Bilbao

Attn: Alfonso Barandica

Email: bancoagente@bbva.com

BBVA and the Governing Companies of the Spanish Stock Exchanges will provide the CNMV, upon request, with information on the number of acceptances of the Offer received and not revoked of which they are aware.

Once the acceptance period of the Offer has expired and within the period established in the operating instruction issued and published by the Spanish Stock Exchanges, valid acceptances of the Offer will be sent by the receiving entities participating in Iberclear (whether they have received them directly or through the Governing Companies because they have been collected by BBVA as a member of the market in its capacity as an agent entity) to the Governing Companies of the Spanish Stock Exchanges, through the depository entities participating in Iberclear in which the corresponding Banco Sabadell shares are deposited and BBVA as a member of the market and a participating entity of Iberclear acting

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

in its capacity as agent, who will be responsible for collecting said acceptances of the Offer in writing in person, by electronic means, or by any other means admitted by the depository institutions and will be liable, in the case of the depositary entities participating in Iberclear in which the corresponding Banco Sabadell shares are deposited, in accordance with their detailed records, for the ownership and holding of the Banco Sabadell shares to which the acceptances refer, as well as the absence of charges and encumbrances or rights in favor of third parties that limit the political or economic rights of such shares or their free transferability.

The declarations of acceptance of the Offer by the holders of Banco Sabadell shares shall be accompanied by sufficient documentation to enable the transfer to BBVA of the Banco Sabadell shares subject to such declarations of acceptance and shall include all the identifying data required by the applicable regulations for this type of transaction, including, by way of example, but not limited to: (i) full name or company name; (ii) domicile; and (iii) tax identification number or, in the case of shareholders who are not residents in Spain and do not have a Spanish tax identification number, their passport or identification number, nationality and place of residence.

Under no circumstances will BBVA accept declarations of acceptance of the Offer relating to Banco Sabadell shares whose trading date is later than the last day of the acceptance period of the Offer, nor declarations of acceptance sent by the recipients of the Offer to the entity participating in Iberclear where they have deposited their Banco Sabadell shares (or to BBVA as a member of the market in its capacity as agent entity and received by the participating entity through the Governing Companies of the Stock Exchanges) outside said period. In other words, the date of trading of the Banco Sabadell shares subject to a declaration of acceptance of the Offer must have taken place no later than the last day of the acceptance period of the Offer and the declarations of acceptance must also be sent by the recipients of the Offer within that period at the latest.

All of the above refers to the acceptances of the holders of Banco Sabadell shares and the role of the depository institutions and investment services entities that receive them first. It does not, therefore, affect the subsequent flows of information between the entities that receive them, the custodians, the entities participating in Iberclear and the market infrastructures to carry out the necessary processes for the communication to the Governing Companies of the Spanish Stock Exchanges of the details of the acceptances resulting from the declarations or acceptance orders.

Information on the number of acceptances submitted in accordance with the provisions of Article 35.2 of Royal Decree 1066/2007 may be obtained by interested parties during the acceptance period of the Offer, upon request and complete identification of the applicant, including the relevant information relating to its participation in the share capital of Banco Sabadell, at BBVA’s registered office.

The market members involved in the transactions on behalf of the shareholders of Banco Sabadell accepting the Offer and BBVA (as a member of the market acting in its capacity as agent entity), as well as the depository entities of the shares, shall submit daily to the corresponding Governing Companies and to BBVA (through the representative indicated above) the acceptances expressed during the acceptance period. in accordance with Article 34.2 of Royal Decree 1066/2007.

10.2.3	Regime and functioning of the Picos

BBVA has established a mechanism to ensure that shareholders of Banco Sabadell who participate in the Offer with a number of shares of the Offer that do not entitle them to receive at least one full share of BBVA or are entitled to receive a full number of BBVA shares but have a number of shares of Banco Sabadell that is not sufficient to be entitled to receive an additional share of BBVA, may receive the cash amount corresponding to the fraction of BBVA shares not delivered to Banco Sabadell shareholders in accordance with the Exchange Ratio corresponding to their surplus shares of Banco Sabadell (the “Pico” or “Picos”).

Taking into account the Exchange Ratio, only one Pico may be generated for each of the Banco Sabadell shareholders who participate in the Offer with a non-multiple number of 55,483 Banco Sabadell shares.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

All Banco Sabadell shareholders who make a declaration of acceptance in accordance with section 10.2.2 above and do so with a non-multiple of 55,483 Banco Sabadell shares will benefit from the Pico payment procedure described in this section. It will be understood that each Banco Sabadell shareholder who accepts the Offer accepts the Pico payment procedure described herein, without it being necessary to send instructions to the entity participating in Iberclear depository of the shares that participate in the Offer.

The conditions for the execution of the commitment assumed by BBVA in relation to the Picos are as follows:

(i)

BBVA will acquire from the shareholders accepting the Offer all the shares of Banco Sabadell included in the statements of acceptance of the Offer submitted by the corresponding depository institutions.

(ii)

BBVA will pay the shareholders accepting the Offer, in addition to the BBVA Share Consideration and the Cash Consideration, if applicable, the money corresponding to their respective Pico. The price of the Pico will be calculated, based on the Exchange Ratio, on the basis of the weighted average trading price of BBVA shares in the last 15 trading sessions of the acceptance period of the Offer (including the last day of said acceptance period). The price resulting from each Pico will be rounded to the nearest hundredth of a euro and, in the case of half of a hundredth of a euro, to the nearest hundredth of a euro.

(iii)

The payment in money corresponding to the Cash Consideration and the Picos will be made on the same date on which the Banco Sabadell shares that are delivered are registered by Iberclear, in favour of BBVA, and which will correspond to the settlement date of the Offer.

Those shareholders of Banco Sabadell who participate in the Offer with less than 6 shares of Banco Sabadell will not receive any BBVA shares in consideration, but the corresponding Cash Consideration and Pico. Those shareholders of Banco Sabadell who participate in the Offer with a multiple number of shares of 55,483 will receive the corresponding Cash Consideration and the corresponding newly issued BBVA shares in consideration and will not receive any cash payment for Pico.

For a better understanding of how the payment of the Picos works, see the examples included in section III.1.2.3 of the Prospectus.

10.2.4	Publication of the result of the Offer

In accordance with the provisions of Article 36 of Royal Decree 1066/2007, after the acceptance period provided for in section 10.1 or the period resulting from its extension or modification, and within a maximum period of seven working days from that date, the Governing Companies of the Spanish Stock Exchanges shall publish said result in the Official Quotation Bulletin under the terms and in the session indicated by the CNMV. The date of publication of the result of the Offer shall be understood as the date of the meeting referred to in the aforementioned Official Quotation Bulletin in which the result of the Offer is published.

10.2.5	Intervention, settlement and payment of the Offer consideration in relation to the part consisting of newly issued BBVA shares

In accordance with the provisions of Article 37.2 of Royal Decree 1066/2007, as part of the Offer consideration consists of an exchange of securities, its settlement will take place in the way provided for in the Prospectus and as indicated in this section.

(i)	Entity in charge of calculating the newly issued BBVA shares that need to be issued, as well as the Picos to be paid in the context of the Offer

The processing and settlement of the acquisition of the shares of Banco Sabadell in favor of BBVA included in the declarations of acceptance made in the Offer will be carried out by BBVA.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

(ii)	Exchange of shares

No later than the trading day following the publication of the result of the Offer in the Quotation Bulletins, BBVA will calculate the number of BBVA shares to be issued, taking into account the number of Banco Sabadell shares with which each Banco Sabadell shareholder has accepted the Offer and the Picos generated.

Within two trading days following the publication of the result of the Offer in the Quotation Bulletins, BBVA will promote before Iberclear the performance of the necessary actions for the availability to BBVA of the Banco Sabadell shares that have accepted the Offer until their effective exchange for the newly issued BBVA shares that must be delivered as consideration.

To this end, Iberclear will issue within three trading days from the date of publication of the result of the Offer a certificate attesting to the balance of the Banco Sabadell shares made available to BBVA for the settlement of the Offer and which, for BBVA, will be considered as delivery of the Banco Sabadell shares accepting the Offer for the purposes of the capital increase that will be held by BBVA, so that this capital increase will be understood to have been subscribed and paid up, through the contribution of the aforementioned Banco Sabadell shares.

(iii)	Execution and registration in the Commercial Registry of BBVA’s capital increase

Once the Banco Sabadell shares subject to acceptance of the Offer in favor of BBVA have been blocked and made available to BBVA and the corresponding certificate has been issued by Iberclear, foreseeably on the same day as the certificate is made available and no later than the following two trading days, the Board of Directors of BBVA or, where appropriate, the person or persons authorized for this purpose will proceed to execute the capital increase, agreeing to award the new newly issued shares of BBVA to the acceptors of the Offer, in accordance with the expected Exchange Ratio and the number of shares with which the acceptors have participated in the Offer.

The agreement to execute the capital increase will be communicated to the CNMV immediately by means of communication of other relevant information and will be made public no later than two trading days following the adoption of the execution agreement. The public deed of the capital increase will be submitted for registration in the Commercial Registry of Bizkaia foreseeably on the same day of its execution and, in any case, no later than the following trading day.

(iv)	Registration of BBVA’s newly issued shares with Iberclear and its participating entities

Once the corresponding deed of capital increase has been executed and registered in the Commercial Registry of Bizkaia, a notarized testimony or authorized electronic copy of said deed will be submitted to Iberclear and to the Governing Companies of the Spanish Stock Exchanges, so that the newly issued shares of BBVA can be registered in the registries of Iberclear and its participating entities in the name of the respective acceptors of the Offer.

Iberclear and its participating entities will proceed to register the newly issued BBVA shares as book entries in the corresponding accounting records in favor of the acceptors of the Offer, a registration that will be attempted as quickly as possible, and it is estimated that it will take place between the next trading day and a maximum of three trading days from the receipt of the attestation of the public deed of capital increase of BBVA duly registered in the Commercial Registry of Bizkaia.

On the same day of their registration as book entries in Iberclear’s records, the newly issued BBVA shares will be deposited in the entities participating in Iberclear in which the accepting Banco Sabadell shareholders had previously deposited their Banco Sabadell shares with which they had participated in the Offer. Until the newly issued BBVA shares are registered under the ownership of the accepting shareholders, BBVA will provide each acceptor with a written request to BBVA after the settlement date of the Offer to BBVA to certify the subscription, although this certification will not constitute a negotiable security.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

The effective change of ownership in the registries of ownership of Iberclear in favor of BBVA of the shares of Banco Sabadell that have been the subject of acceptance of the Offer will take place simultaneously with the registration in the registries of Iberclear and its participating entities of the newly issued shares of BBVA in the name of the acceptors of the Offer.

The settlement date of the Offer shall be deemed to be the date on which the ownership of the newly issued shares of BBVA is registered in favour of the shareholders of Banco Sabadell who have accepted the Offer in the accounting records of Iberclear and its participating entities. This date will be considered as the date of exchange of Banco Sabadell shares for newly issued BBVA shares. BBVA will notify the CNMV, by means of a communication of other relevant information, of the settlement of the Offer.

(v)	Admission to trading

It is expected that the newly issued shares will be admitted to trading on the Spanish Stock Exchanges within a maximum period of two trading days from the registration of the new securities as book entries in Iberclear, except for unforeseen events.

BBVA undertakes to make its best efforts to ensure that the procedure for the execution of the capital increase, the settlement of the Offer and the subsequent admission to trading on the Spanish Stock Exchanges of the new shares issued, takes place as soon as possible and foreseeably within a maximum period of 14 trading days from the date of publication of the result of the Offer. In the event that the aforementioned deadline is not met, BBVA will communicate the reasons for such delay by means of a notification of relevant information.

BBVA will also make its best efforts, in collaboration with the corresponding regulatory authorities, to ensure that BBVA’s newly issued shares are admitted to trading as soon as possible from the date of publication of the result of the Offering on the Mexican and London Stock Exchanges.

10.2.6	Settlement of the Offer in relation to the Cash Consideration and Picos

The settlement of the Cash Consideration and the Picos will be intermediated and carried out by BBVA, in its capacity as a member of the market and as a participating entity in Iberclear.

The settlement and payment of the Cash Consideration and the Picos will take place following the procedure established for this purpose by Iberclear, simultaneously with the settlement of the Share Consideration, i.e. on the date of registration in Iberclear’s registries of the newly issued BBVA shares.

10.3	Offer acceptance and settlement fees

All expenses arising from BBVA’s capital increase will be borne by BBVA.

Holders of Banco Sabadell shares who accept the Offer through BBVA will not bear the brokerage costs arising from the intervention of a market member in the exchange, nor the settlement fees of Iberclear, or, where applicable, those derived from trading on the Spanish Stock Exchanges, which will be paid in full by BBVA in accordance with the provisions of this section.

In the event that other market members other than BBVA are involved on behalf of the shareholder accepting the Offer, the brokerage expenses and other expenses of the selling party in the transaction, including the fees for the settlement of Iberclear and the trading fees of the Spanish Stock Exchanges, will be borne by the accepting shareholder.

The expenses incurred by BBVA for the acquisition of the shares and their liquidation, including any expenses derived from the payment of the Cash Consideration and the Picos, will be paid by BBVA.

BBVA will assume any fees that the depository entities and administrators of shares participating in Iberclear may pass on to their customers for the processing of the declarations of acceptance of the Offer and for the settlement of the Offer itself, of those shareholders of Banco Sabadell who submit their

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

declaration of acceptance to BBVA, as an agent, in accordance with the procedure described previously in section 10.2.2. However, under no circumstances will BBVA assume the fees or expenses that these entities may charge when the acceptance of the Offer is made exclusively through another entity participating in Iberclear where the shares are deposited, nor will these entities charge their customers for the administration or custody of securities, for the maintenance of securities balances, or new fees that institutions may establish after the date of the Prospectus.

In accordance with the provisions of Article 33.5 of Royal Decree 1066/2007, once the withdrawal of the Offer or the cause that renders it null and void has been published, as the case may be, the acceptances that have been submitted will become ineffective, and BBVA will be responsible for the expenses incurred by Banco Sabadell shareholders as a result of their acceptance of the Offer. Likewise, in accordance with Article 39.1 of Royal Decree 1066/2007, in the event of a negative result of the Offer, the entities or persons that receive the declarations of acceptance on behalf of BBVA will be obliged to return the documents evidencing the ownership of the shares that have been delivered by the accepting shareholders. All expenses generated by such a refund will be borne by BBVA.

Any other expenses other than those described above will be borne by the person who incurs them.

10.4	Deadlines for waiver of the condition to which the effectiveness of the Offer is subject

The only outstanding condition to which the Offer is subject is the Minimum Acceptance Condition described in section 7.1(i) of this announcement.

In accordance with the provisions of Article 33.3 of Royal Decree 1066/2007, BBVA may waive the Minimum Acceptance Condition until no later than the trading day following the day on which the CNMV anticipates the number of declarations of acceptance of the Offer submitted and not revoked. In this regard, BBVA has a waiver granted by the SEC under the terms described in section 7.2 previous.

10.5	Designation of the financial intermediary acting on behalf of BBVA in the acceptance and settlement procedure

BBVA will be the entity in charge of processing and settling the transactions for the acquisition of Banco Sabadell shares resulting from the Offer, in accordance with the provisions of Chapter III of the Prospectus.

BBVA will also be the entity in charge of processing and settling the acquisition transactions of those Banco Sabadell shares that are affected by the forced sale and purchase rights. All this in the terms described in the following section for forced sale and section IV.11 of the Prospectus.

BBVA will also be the entity responsible for the intervention and settlement, where appropriate, of the forced sale and purchase transactions, under the terms described in the Prospectus.

10.6	Forced sale and purchase rights

In accordance with the provisions of Article 116 of the Securities Market Law and Article 47 of Royal Decree 1066/2007, the necessary requirements for the exercise of the right of forced sale will be met if, on the settlement date of the Offer: (i) BBVA holds shares representing at least 90% of the voting share capital of Banco Sabadell, and (ii) the Offer has been accepted by holders of shares representing at least 90% of the voting rights of Banco Sabadell to whom the Offer has been addressed.

In the event that the requirements set out in section III.2.1 of the Prospectus are met, BBVA will exercise the right of forced sale against the remaining shareholders of Banco Sabadell as soon as possible after the settlement of the Offer, in accordance with the procedure set out in section III.2.2 of the Prospectus and in accordance with the formalities set out in section III.2.3 of the Prospectus.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

11.	AUTHORIZATIONS

11.1	Antitrust authorizations

The economic concentration resulting from the Offer has been authorized by the Spanish antitrust authorities in accordance with the provisions of Ley 15/2007, de 3 de julio, de Defensa de la Competencia (the “LDC”). The CNMC Board of Directors authorized, in the second phase, the economic concentration derived from the Offer on April 30, 2025, subject to compliance with the commitments agreed with the CNMC, which are summarized in section V.1 of the Prospectus.

The resolution adopted by the CNMC was communicated to the head of the Ministry of Economy, Trade and Business at the same time as it was notified to the interested parties, who decided to submit the decision to the Council of Ministers on May 27, 2025, in accordance with the provisions of the LDC. On June 24, 2025, the Council of Ministers agreed to authorize the economic concentration resulting from the Offer with an additional condition (which is reproduced verbatim in section IV.1.1 of the Prospectus) and to confirm the commitments agreed with the CNMC.

The aforementioned agreement of the Council of Ministers put an end to the procedure for the control of economic concentrations in Spain, with BBVA having the power to withdraw from the Offer by virtue of the provisions of Article 26.1.c) of Royal Decree 1066/2007 as a result of the fact that the authorization is subject to a condition. BBVA communicated by means of an inside information notice dated June 30, 2025 (with registration number 2801) its decision not to withdraw from the Offer for this reason.

BBVA considers that the Condition of the Council of Ministers is not in accordance with the law and, by virtue of this, on July 15, 2025, it proceeded to file the corresponding contentious-administrative appeal with the Spanish Supreme Court under the provisions of Articles 25 and 45 of Ley 29/1998, de 13 de julio, reguladora de la Jurisdicción Contencioso-administrativa. As of the date of this Prospectus, the appeal is pending resolution and there is no guarantee that the Spanish Supreme Court will rule in favor of BBVA.

In the event that, in accordance with the provisions of section 7.3 of this announcement, BBVA waives the Minimum Acceptance Condition in accordance with Article 33.3 of Royal Decree 1066/2007 and acquires as a result of the Offer a stake of between 30% and 50% of the voting rights of Banco Sabadell, to the extent that BBVA acquires effective control of Banco Sabadell, the commitments agreed with the CNMC and the Condition of the Council of Ministers will continue to apply.

Likewise, the economic concentration resulting from the Offer has been authorized by the competent antitrust authorities. For more information on antitrust authorizations, see section V.1 of the Prospectus.

11.2	Other authorizations or administrative verifications

11.2.1	Non-opposition from the European Central Bank

BBVA’s acquisition of control of Banco Sabadell resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and to obtaining non-opposition from the European Central Bank.

The aforementioned declaration of non-opposition by the European Central Bank, which is considered to be authorization prior to the authorization of the Offer by the CNMV for the purposes of the provisions of Article 26.2 of Royal Decree 1066/2007, was agreed by the European Central Bank on 5 September 2024, without imposing conditions, and on July 21, 2025, its extension was obtained until September 5, 2026.

11.2.2	Authorizations from other competent supervisory bodies

According to the information available, Banco Sabadell holds control or significant stakes in regulated entities both in Spain and in other jurisdictions.

This is an unofficial English translation for information purposes only of the offer announcement’s official version in Spanish. The National Securities Market Commission (Comisión Nacional del Mercado de Valores) did not review this version. In the event of any discrepancies between this document and the corresponding Spanish version, the Spanish version shall prevail.

The acquisition by BBVA of control of Banco Sabadell as a result of the Offer will result in the indirect acquisition of control or significant stakes in such regulated entities that are subsidiaries or investees of Banco Sabadell, which may require, in accordance with the applicable regulations in each case, the obtaining of authorization or non-opposition from the competent Spanish supervisory bodies or from other jurisdictions other than Spain, as applicable.

The indirect acquisition of control or significant stakes by BBVA in subsidiaries or investees of Banco Sabadell has obtained the authorization or non-opposition of the competent supervisory bodies. For more information on authorizations from other competent supervisory bodies, see section V.2 of the Prospectus.

12.	TERRITORIAL RESTRICTION

The Offer is addressed exclusively to the holders of shares of Banco Sabadell under the terms set out in the Prospectus, and the Prospectus or its contents do not constitute an extension of the Offer to any other jurisdiction where the Offer could constitute a violation of the legislation applicable to that jurisdiction or where the Offer requires the distribution or registration of additional documentation to the Prospectus.

Banco Sabadell shareholders who reside outside Spain and decide to participate in the Offer are advised that the Offer may be subject to legal and regulatory restrictions other than those contemplated in Spanish law. For all purposes permitted by law, BBVA has not confirmed compliance, nor does it intend to take any action to comply, with any laws relating to the verification, applicability and implications of the Offer, except as provided in the Prospectus.

BBVA shares will not be offered, sold or otherwise transferred in the United States of America without having been previously registered or unless the Offer is exempt from registration or is not subject to the registration obligation under the U.S. Securities Act of 1933, as amended. A registration document (Form F-4) is expected to be filed with the SEC for shareholders or investors residing in the United States of America.

The Offer is being made outside the United States of America in accordance with Regulation S of the U.S. Securities Act of 1933, as amended.

13.	INFORMATION FOR SHAREHOLDERS RESIDENT IN THE UNITED STATES OF AMERICA

The Prospectus has not been reviewed by the SEC and does not constitute an offer or solicitation to purchase securities in the United States of America. No copy of the Prospectus may be sent, communicated or distributed in the United States of America or to shareholders or investors resident in the United States of America by any means.

Information for shareholders residing in the United States of America is included in section V.6 of the Prospectus.

In Madrid, on September 5, 2025.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.